Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Herbalife Ltd.:

We consent to the incorporation by reference in the registration statements (Nos. 333-173876, 333-166513, 333-149922, 333-129885, 333-122871, and 333-116335) on Form S-8 of Herbalife Ltd. of our reports dated February 19, 2013, with respect to the consolidated balance sheets of Herbalife Ltd. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Herbalife Ltd.

/s/    KPMG LLP

Los Angeles, California

February 19, 2013